UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Golden Ocean Group Ltd.

(Name of Issuer)

Common Shares, $0.05 par value

(Title of Class of Securities)

G39637 20 5

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. G39637 20 5	Page 2 of 5

1.	Name of reporting persons: I.R.S. Identification Nos. of above persons (entities only): DNB Asset Management AS
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Citizenship or place of organization: Kingdom of Norway
Number of shares beneficially owned by each reporting person with:	1.	Sole voting power: 7,259,361
	2.	Shared voting power: -0-
	3.	Sole dispositive power: 7,259,361
	4.	Shared dispositive power: -0-
5.	Aggregate amount beneficially owned by each reporting person: 7,259,361 (see Item 4)
6.	Check if the aggregate amount in Row (9) excludes certain shares ☐
7.	Percent of class represented by amount in Row 9: 5.0%
8.	Type of reporting person: IA

CUSIP NO. G39637 20 5	Page 3 of 5

Item 1(a).	Name of issuer:

Golden Ocean Group Ltd.

Item 1(b).	Address of issuer’s principal executive offices:

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton, HM 08 Bermuda

Item 2(a).	Names of person filing:

DNB Asset Management AS

Item 2(b).	Address of principal business office:

Dronning Aufemias Gate 30, Bygg M-12N

0191 Oslo, Norway

Item 2(c).	Citizenship:

Citizenship is set forth in Row 4 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 2(d).	Title of class of securities:

Common Shares, $0.05 par value

Item 2(e).	CUSIP No.:

G39637 20 5

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e)	☒ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

Item 4.	Ownership

(a)	Amount beneficially owned: 7,259,361

(b)	Percent of class: 5.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,259,361

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 7,259,361

(iv)	Shared power to dispose or to direct the disposition of: -0-

CUSIP NO. G39637 20 5	Page 4 of 5

DNB Asset Management AS (“DNB”) is the investment manager of a number of funds and managed accounts and is deemed to be interested in voting rights in the issuer by virtue of the investment management relationship.

DNB disclaims beneficial ownership of these securities except to the extent of management fees, performance fees or other fees received from the funds and managed accounts which DNB is the investment manager and has discretionary investment power over the securities held by each of these funds and managed accounts.

Item 5.	Ownership of 5 percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. G39637 20 5	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 17th January, 2019

DNB ASSET MANAGEMENT AS

By:	/s/ Hege Rudi
Name:	Hege Rudi
Title:	Compliance Officer